ASANKO GOLD

TSX | NYSE: AKG

www.asanko.com

PRESS RELEASE

ASANKO GOLD PRODUCES 53,986 oz IN Q3 2016

Q3 2016 Highlights:

- Gold production ahead of plan at 53,986 ounces and gold sales of 54,393 ounces for US$71.3m in gold revenue
- Mined ore grades steadily increased during the quarter with 2.0 g/t mined in September
- Process plant operating at 20% above design capacity (3.6Mtpa) after upgrades to crushing circuit, gold recovery continues to exceed design
- Gold production for Q4 forecast to be 52,000 to 57,000 ounces, exceeding upper end of guidance
- Excellent safety record with no Lost Time Injuries reported and a rolling 12 month LTIFR of 0.17
- Balance sheet strengthening with cash and immediately convertible working capital balances of approximately US$69.4 million (September 30, 2016)

Vancouver, British Columbia, October 13, 2016 – Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) is pleased to announce production results for the third quarter 2016 ("Q3") from Phase 1 of the Asanko Gold Mine, located in Ghana, West Africa. Q3 financial results are expected to be released on November 7, 2016 and management will host a conference call at 9:00am EST (details below).

Commenting on the quarter's performance, Peter Breese, President and CEO, said *"The operations had an exceptional quarter with the process plant now running at 300,000 tonnes per month, or about 20% above design. The ore grade from the Nkran pit continued to increase during the quarter with most of the ore now coming from the main mineralized domains within the heart of the deposit.*

Looking ahead, with the mine delivering ore at 2.0 g/t or more and the mill considerably exceeding design throughput and recovery rates, we expect to beat the upper end of our published production guidance for H2 2016. This strong performance will position us well to finance our Phase 2 expansion project with cash flow from the operations.

It is also encouraging to note that this strong operating performance has also been completed with the highest health and safety standards within the industry. No Lost Time Injuries were recorded during the quarter and our rolling 12 month Lost Time Injury Frequency Rate remains very low at 0.17."

Mining

After reaching the main mineralized domains of the Nkran Pit in June, the grade of ore mined increased steadily during Q3 and reached 2.0 g/t in September.

Ore mining rates in July and August averaged 469,000 tonnes per month ("tpm") whilst feed to the process plant was approximately 280,000tpm. The additional tonnes mined were stockpiled ahead of the mill to reduce exposure to a single pit operation. By the end of August, stockpiles had reached target levels (see below) and ore mining rates were reduced in September and the mining fleet scaled back. For Q4 2016, it is expected that ore mining rates will be mostly balanced with processing rates and steady stockpile levels maintained.

Key Mining Statistics	Units	July	August	September	Q3 2016
Total Tonnes Mined	000 t	2,639	2,597	2,096	7,332
Waste Tonnes Mined	000 t	2,154	2,141	1,708	6,003
Ore Tonnes Mined	000 t	482	456	388	1,326
Strip Ratio	W:O	4.5:1	4.7:1	4.4:1	4.5:1
Average Gold Grade Mined	g/t	1.7	1.9	2.0	1.9

The stockpile movements during the quarter are shown below.

ROM Stockpile	June 30, 2016			September 30, 2016		
	Tonnes	Gold (g/t)	Gold (oz)	Tonnes	Gold (g/t)	Gold (oz)
High grade	17,817	3.30	1,890	8,482	3.20	872
Medium grade	75,033	1.54	3,715	138,824	1.77	7,920
Low grade	555,210	1.05	18,808	975,687	1.09	34,051
Total ROM	**648,060**	**1.17**	**24,414**	**1,122,993**	**1.19**	**42,843**

In addition to these stockpiles, during the Nkran pre-stripping operations marginal ore was stockpiled separately for processing at the end of the mine life and consists of 470,597 tonnes at 0.79 g/t (11,953 ounces of gold).

Processing

The processing plant operated at annualized rates of 3.3 million tonnes per annum ("Mtpa") (10% above design) during July and August with the bottleneck to increasing production further being the crushing circuit. In early September, a new mobile crusher was installed on site which increased processing rates to 3.6Mtpa (20% above design). In addition, metallurgical recoveries continued to exceed feasibility study levels at 94%. As a result, gold production for September was a monthly record with 19,820 ounces produced, which is well above life of mine design parameters.

Key Production Statistics	Units	July	August	September	Q3 2016
Ore Treated	000 t	274	280	298	852
Gold Feed Grade	g/t	2.1	2.0	2.2	2.1
Gold Recovery	%	93	94	94	94
Gold Produced	oz	16,954	17,212	19,820	53,986

Sales and Liquidity

Gold production for the quarter was 53,986 ounces with gold sales of 54,393 ounces at an average price of US$1,311 per ounce, generating gold sales revenue of US$71.3 million.

The Company's balance sheet strengthened during the quarter with approximately US$69.4 million in cash and immediately convertible working capital balances, as at September 30, 2016. In addition, the Company has no significant current long term debt obligations with its first principal repayment on its US$150 million debt facility not due until July 1, 2018.

Health and Safety

There were no lost time injuries ("LTI") during the quarter, with only one LTI occurring in the last 12 months on March 8, 2016. Since then, there have been 2,613,384 LTI free man-hours worked. The 12-month rolling lost time injury frequency rate per million man hours worked is 0.17.

Outlook

The Company increased its production guidance for H2 2016 in early September to 100,000 – 105,000 ounces. It is expected that the Asanko Gold Mine will continue to process at above design throughput levels at reserve

grade during Q4 2016, with metallurgical recovery continuing to average 94%. As such, production in Q4 2016 is expected to be between 52,000 and 57,000 ounces. With 53,986 ounces of gold already produced in Q3, the Company now expects to produce between 106,000 and 111,000oz for H2 2016 which is above the upper end the recently upgraded guidance.

Q3 Financial Results Conference Call and Webcast Details

Monday 7 November at 9am EST
US/Canada Toll Free: 1 800 926 6198
UK Toll Free: 0800 496 0445
International: +1 212 231 2919
Presentation available here: www.asanko.com

Webcast: please click on the link: https://cc.callinfo.com/r/1qru237mpb8wl&eom

Replay: A recorded playback will be available approximately two hours after the call until December 7, 2016:
US/Canada Toll Free: 1 800 558 5253
International: +1 416 626 4100
Passcode: #21820020

Enquiries:
For further information, please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N. America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Wayne Drier - Executive, Corporate Development
Telephone: +1-778-729-0614
Email: wayne.drier@asanko.com

About Asanko Gold Inc.
Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. The mine is being developed in phases. Phase 1 was built within budget and ahead of schedule, with gold production commencing in January 2016 and commercial production declared on April 1, 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at

www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

*Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "**SEC**") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, "measured mineral resources", "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).*